SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 3


                                 Six Flags, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.025 per share
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                         (Title of Class of Securities)

                                    83001P109
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                            1 World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 21, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 83001P109               SCHEDULE 13D              Page 2
---------------------------                                 --------------------

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1    NAME OF REPORTING PERSON
     Red Zone LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-1475706
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     WC

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                7     SOLE VOTING POWER
                      0 shares of Common Stock

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         8,150,000 shares of Common Stock
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0 shares of Common Stock
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      8,150,000 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       8,150,000 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.75%

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14     TYPE OF REPORTING PERSON (See Instructions)
       OO

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

---------------------------                                 --------------------
CUSIP No. 83001P109               SCHEDULE 13D              Page 3
---------------------------                                 --------------------

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1    NAME OF REPORTING PERSON
     Daniel M. Snyder
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0 shares of Common Stock

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         8,150,000 shares of Common Stock
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0 shares of Common Stock
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      8,150,000 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       8,150,000 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       8.75%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

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

INTRODUCTION

      This Amendment No. 3 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone"), and Daniel M. Snyder, an individual ("Mr. Snyder") (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 thereto filed on September 2, 2004 and Amendment No. 2 thereto filed on January 14, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share ("Common Stock"), of Six Flags, Inc. (the "Company"). As reported in the Company's Preliminary Proxy Statement on
Schedule 14A, as of March 1, 2005, there were 93,106,528 shares of Common Stock outstanding.

      Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4. Purpose of Transaction.

      As disclosed in Amendment No. 2 of this Schedule 13D, on January 14, 2005, Red Zone, on behalf of the Reporting Persons, delivered a letter to the Presiding Independent Director of the Company, which among other things, expressed the Reporting Persons' continued disappointment with the Company's performance. The letter also stated that in light of what the Reporting Persons believed would be a disappointing future for the Company, the Reporting Persons had determined that continued investment in the Company was not in their best interest.

      The Reporting Persons are currently reconsidering and evaluating all of their options with respect to their investment in the Company. Among other alternatives, the Reporting Persons may attempt to influence management and the board of directors to take steps to maximize stockholder value, seek representation on the Company's board of directors or encourage the Company and third parties to consider a merger, sale assets, consolidation, business combination, recapitalization or refinancing involving the Company, including a possible acquisition of the Company or its assets by the Reporting Person or its affiliates.

      The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company concerning the Company, its prospects and any or all of the foregoing matters.

      The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

      Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 21, 2005





RED ZONE LLC



By:/s/ Daniel M. Snyder
   ------------------------------------------
   Name:  Daniel M. Snyder
   Title:  Managing Member



By:/s/ Daniel M. Snyder
   ------------------------------------------
   Daniel M. Snyder


                                       -3-